UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WARNER MUSIC GROUP CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

934550104

(CUSIP Number)

Edgar Bronfman, Jr. c/o Warner Music Group Corp. 75 Rockefeller Plaza, 30th Floor New York New York 10019 (212) 275-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 934550104
1	NAME OF REPORTING PERSON Edgar Bronfman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,450,199
	8	SHARED VOTING POWER 3,969,790
	9	SOLE DISPOSITIVE POWER 5,700,199
	10	SHARED DISPOSITIVE POWER 3,969,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,419,989
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

STATEMENT MADE PURSUANT TO RULE 13d-1(a) OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

This Amendment No. 1 to Schedule 13D relates to Common Stock, par value $0.001 per share (“Common Stock” or “Shares”) of Warner Music Group Corp. (the “Company”) and amends the initial statement on Schedule 13D filed by Edgar Bronfman, Jr. relating to the Shares (the “Initial Statement” and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 2.	Identity and Background

Item 2 is hereby supplemented as follows:

In June 2010, Mr. Bronfman was part of a trial in the Trial Court in Paris involving six other individuals, including the former Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer of Vivendi Universal. The other individuals faced various criminal charges and civil claims relating to Vivendi, including Vivendi’s financial disclosures, the appropriateness of executive compensation, and trading in Vivendi stock. Mr. Bronfman was formerly the Vice Chairman of Vivendi and faced a charge and claims relating to certain trading in Vivendi stock in January 2002. At the trial, the public prosecutor and the lead civil claimant both took the position that Mr. Bronfman should be acquitted. On January 21, 2011, the court found Mr. Bronfman guilty of the charge relating to his trading in Vivendi stock, found him not liable to the civil claimants, and imposed a fine of 5 million euros and a suspended sentence of 15 months. Mr. Bronfman intends to appeal the verdict and believes that his trading in Vivendi stock was proper. Under French law, the penalty is suspended pending the final outcome of the case.

Item 5.	Interest in Securities of the Issuer

Items (a) through (c) of Item 5 are hereby amended and restated as follows:

(a)-(b) As of the date hereof, Mr. Bronfman may be deemed to beneficially own an aggregate of 12,419,989 Shares, representing approximately 7.9% of the outstanding Shares. Mr. Bronfman owns directly 4,050,199 Shares and has sole voting and sole dispositive power over such Shares. In addition, Mr. Bronfman has the sole power to vote 2,750,000 restricted Shares, but does not have dispositive power over such Shares. He also may be deemed to have sole voting and sole dispositive power over 1,100,000 Shares issuable upon the exercise of stock options that are currently exercisable and 550,000 Shares issuable upon exercise of stock options that become exercisable on March 14, 2011. The restricted Shares and stock options are described in Item 6 of the Schedule 13D.

Mr. Bronfman may be deemed to have shared voting and shared dispositive power over 3,969,790 Shares owned by three trusts for the benefit of Mr. Bronfman or a member of his immediate family, of which Mr. Bronfman is a trustee. Mr. Bronfman disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest.

Because of the stockholders agreement (the “Stockholders Agreement”) among affiliates of Thomas H. Lee Partners, L.P. (“THL”), affiliates of Bain Capital Investors, LLC (“Bain Capital”), affiliates of Providence Equity Partners, Inc. (“Providence” and, together with THL, Bain Capital and Mr. Bronfman, the “Investor Group”), Mr. Bronfman and certain other parties, THL, Bain Capital, Providence and Mr. Bronfman are deemed to be a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock. The aggregate number of Shares beneficially owned by the Investor Group as of the date hereof represents a majority of the outstanding Shares. The Stockholders Agreement is described in Item 6 of the Schedule 13D.

Mr. Bronfman has been advised that, as of the date hereof, THL may be deemed to beneficially own an aggregate of 56,353,539 Shares, representing approximately 36.4% of the outstanding Shares, Bain Capital may be deemed to beneficially own an aggregate of 24,090,064 Shares, representing approximately 15.5% of the outstanding Shares, and Providence may be deemed to beneficially own an aggregate of 12,905,391 Shares, representing approximately 8.3% of the outstanding Shares. Each of THL, Bain Capital and Providence has filed a separate Schedule 13D with respect to the Common Stock pursuant to Rule 13d-1(k)(2).

Percentages set forth in this Schedule 13D were calculated based on 154,963,276 Shares outstanding as of January 6, 2011, as disclosed in the Company’s proxy statement filed on January 11, 2011.

The filing of this Schedule 13D shall not be construed as an admission that Mr. Bronfman is, for purposes of Section 13(d) of the Act or otherwise, the beneficial owner of securities held by the other members of the Investor Group.

(c) Options to acquire 550,000 Shares granted by the Company to Mr. Bronfman become exercisable on March 14, 2011, as described in Item 6 of this Schedule 13D. Under Rule 13d-3(d)(1), Mr. Bronfman may be deemed to have acquired beneficial ownership of such Shares on January 13, 2011, 60 days prior to the date the options become exercisable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

As reported in the Initial Statement, on March 15, 2008 the Company granted Mr. Bronfman 2,750,000 performance-based restricted Shares pursuant to a restricted stock award agreement dated as of March 15, 2008. The Company and Mr. Bronfman have entered into an amendment dated as of January 18, 2011 (the “Amendment”) to his restricted stock award agreement. In accordance with the terms of the Warner Music Group Corp. 2005 Amended and Restated Omnibus Award Plan (the “Plan”), the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) approved, and the Amendment provides, among the other changes discussed below, revised performance vesting criteria with respect to the restricted stock awards granted in 2008 to Mr. Bronfman. Specifically, the performance criteria were modified to lower the per-Share price hurdles and to adjust the percentage of Shares subject to each price hurdle.

The restricted Shares will continue to generally vest based on a double trigger that includes achievement of both service and performance criteria (each, subject to continued employment through the applicable vesting dates).

Prior to the modifications adopted by the Compensation Committee, the performance vesting criteria for the 2,750,000 Shares of restricted stock granted to Mr. Bronfman in 2008 were as follows:

•	650,000 Shares, would have been eligible to vest upon the Company achieving an average closing stock price of at least $10.00 per share over 60 consecutive trading days;

•	650,000 Shares, would have been eligible to vest upon the Company achieving an average closing stock price of at least $13.00 per share over 60 consecutive trading days;

•	650,000 Shares, would have been eligible to vest upon the Company achieving an average closing stock price of at least $17.00 per share over 60 consecutive trading days; and

•	800,000 Shares, would have been eligible to vest upon the Company achieving an average closing stock price of at least $20.00 per share over 60 consecutive trading days.

After the modifications adopted by the Compensation Committee, the performance vesting criteria for Mr. Bronfman’s 2,750,000 Shares of restricted stock have been revised as follows:

•	825,000 Shares, vesting upon the Company achieving an average closing stock price of at least $7.00 per share over 60 consecutive trading days;

•	825,000 Shares, vesting upon the Company achieving an average closing stock price of at least $8.00 per share over 60 consecutive trading days;

•	550,000 Shares, vesting upon the Company achieving an average closing stock price of at least $9.00 per share over 60 consecutive trading days; and

•	550,000 Shares, vesting upon the Company achieving an average closing stock price of at least $10.00 per share over 60 consecutive trading days.

Mr. Bronfman’s restricted stock award agreement has also been modified to clarify that the performance criteria will be equitably adjusted by the Compensation Committee in the event of any future stock or extraordinary cash dividend or other recapitalization transaction with respect to the Company’s common stock. In the case of an extraordinary cash dividend, the price hurdles described above will be adjusted to reflect a reduction equal to the per share amount of any such extraordinary dividend.

The time vesting criteria remain the same as applicable since the original grant date —20% a year for five years. Accordingly, the time vesting criteria for 20% of the restricted Shares were achieved on March 14, 2009 and for an additional 20% of the restricted shares on March 14, 2010 and, with respect to the remaining 60% of the restricted Shares, the time vesting criteria will be satisfied in 20% installments on each of March 14, 2011, March 14, 2012 and March 14, 2013, respectively, subject to Mr. Bronfman’s continued employment with the Company through such dates.

Other than with respect to the changes highlighted above, the terms of Mr. Bronfman’s restricted stock awards remain unchanged.

The summaries of the restricted stock award agreement and the Amendment contained in this Item 6 are qualified in their entirety by reference to the restricted stock award agreement and the Amendment, each of which has been or is filed as an exhibit to the Schedule 13D and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

Exhibit 4	Amendment, dated as of January 18, 2011, to Restricted Stock Award Agreement, dated as of March 15, 2008, by and between Warner Music Group Corp. and Edgar Bronfman, Jr. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed January 19, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2011

/s/ Edgar Bronfman, Jr.
Edgar Bronfman, Jr.